ACCELERATED ACQUISITION XVI, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

January 5, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XVI, Inc. Form 10 Filed November 10, 2011 File No. 000-54548

Dear Mr.Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 6, 2011 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Russell Mancuso
January 5, 2012

Potential Target Companies, page 5

1. With a view toward balancing your disclosure in the penultimate sentence of the paragraph following paragraph (h), please provide us information about the revenue and profits of the of the companies that entered into business combinations with shell companies affiliated with Mr. Neher. Provide us this information as of the date of the business combination and as of a recent date.

COMPANY RESPONSE

We have updated the disclosure in the penultimate sentence of the paragraph following paragraph (h) on page 5 to state “at the time of the business combination the companies had no revenue or profits and as of January 5, 2012 continues to have no revenue or profits.”

2. Refer to your disclosure in the last paragraph of this section. Please tell us the extent that Mr. Neher or his affiliates have historically engaged in transactions in the stock of shell companies they controlled before a business combination. Also, please provide us information regarding the timing of transactions

COMPANY RESPONSE

We have clarified our disclosure on page 6 to state “In prior blank check companies, Mr. Neher or his affiliates purchased shares from the companies when incorporated and in all cases have tender a certain number of shares back to companies in connection with the change of control. Mr. Neher or his affiliates have not engaged in the sale of securities before or after a business combination other than those securities owned and sold by the companies to complete the change of control (See “Prior Blank Check Company Experience on page 20)”.

Form of Acquisition, page 6

3. Refer to the second paragraph on page 7. Please clarify the nature of the “certain types of transactions” that can be entered into without stockholder approval. With a view toward disclosure, please tell us the extent to which business combination transactions by shell companies controlled by your affiliates have been completed without stockholder approval. Also tell us about any business combination transactions by shell companies controlled by your affiliates that have been completed with stockholder approval.

Russell Mancuso
January 5, 2012

COMPANY RESPONSE

We have modified our disclosures on page 6 and 7 as follows “We do not intend to supply disclosure to shareholders concerning a target company prior to the consummation of a business combination transaction, unless required by applicable law or regulation.  In the event a proposed business combination involves a change in majority of directors, we will file and provide to shareholders a Schedule 14F-1, which shall include, information concerning the target company, as required. We will file a current report on Form 8-K, as required, within four business days of a business combination which results in ceasing to be a shell company. This Form 8-K will include complete disclosure of the target company, including audited financial statements”. “In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. For example, we may enter into an acquisition by way of a “triangular” merger with a target company. Under this commonly used structure, we would create an acquisition subsidiary specific for the transaction. That subsidiary would enter into a merger agreement with the target company, to which we would also be a party as our company would be providing the merger consideration. Such a structure would not require the approval of our shareholders, although certain aspects of such transaction could require such approvals, such as any resulting changes to our articles of incorporation.  In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of the outstanding securities.  The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.  Most likely, management will seek to structure any such transaction so as not to require stockholder approval”.

For clarification and disclosure regarding the prior blank check companies Mr. Neher and his affiliated have been involved with, in all case there was change of control to an individuals or private company that resulted in changing the shell status. At the time of change of control Mr. Neher was the sole officer, director and shareholder and gave written consent for the change of control. Subsequently, each company filed a form 8-K describing the change of control that included Item 1.01 Entry into a Material Definitive Agreement, Item 5.01 Change in Control of Registrant and Item 5.01 Departure of Directors or Principal Officers: Election of Directors, as described in the “Prior Blank Check Experience” section.

4. Refer to the last two sentences of the second paragraph on page 7. Please clarify how you provide to your stockholders “complete disclosure documentation concerning the potential target” if the transaction does not require shareholder vote or consent.

Russell Mancuso
January 5, 2012

COMPANY RESPONSE

The Company has modified the disclosure to state that prior to consummating any acquisition or merger, the Company will seek to have the transaction approved by stockholders in the appropriate manner.

Risk Factors, page 8

5. Please add a risk factor to describe the existence of, reasons for and risks created by the language in your auditor’s report regarding the substantial doubt about your ability to continue as a going concern.

COMPANY RESPONSE

We have added a risk factor on page 8 regarding our auditor’s report regarding the substantial doubt about your ability to continue as a going concern.

The business of Accelerated Acquisition, page 8

6. Refer to the penultimate sentence of this risk factor.

•	Given your disclosure in the second paragraph of page 23, please disclose here, if true, that Accelerated Venture Partners LLC is not subject to any binding obligation to pay the expenses.

COMPANY RESPONSE

We have modified the disclosure to state “Accelerated, a company affiliated with management, will pay all expenses incurred by the Company until a business combination is effected, without repayment and no loan agreement or other contract has been entered into regarding such payment by Accelerated”

•
Please reconcile your disclosure here that Accelerated Venture Partners LLC will pay all expenses with your disclosure in the first paragraph on page 9 that you will sustain operating expenses. Likewise, reconcile your disclosure at the bottom of page 15 which says both that (1) Accelerated Venture Partners LLC will pay all expenses and (2) you will meet costs through treasury funds, loans or investment proceeds.

Russell Mancuso
January 5, 2012

COMPANY RESPONSE

We have revised the disclosure on page 9 and page 15 to state that “Accelerated, a company affiliated with management, will pay all expenses incurred by the Company until a business combination is effected, without repayment and no loan agreement or other contract has been entered into regarding such payment by Accelerated”

•
Your disclosure here suggests that Accelerated Venture Partners LLC will pay your expenses without repayment; however, your disclosure on page 10 that Accelerated Venture Partners LLC will pay expenses without reimbursement until the business combination “is effected” suggests that Accelerated Venture Partners LLC will seek reimbursement after the business combination. Please clarify.

COMPANY RESPONSE

We have revised the disclosure on page 10 to state that “Accelerated Venture Partners, LLC, , will pay all expenses incurred by the Company until a business combination is effected, without repayment and no loan agreement or other contract has been entered into regarding such payment by Accelerated.

•
Also tell us whether Accelerated Venture Partners LLC paid the expenses of other blank check companies controlled by your affiliates, the amount of those expenses, and how Accelerated Venture Partners LLC recovered its costs.

COMPANY RESPONSE

Accelerated Venture Partners LLC has paid all expenses of other blank check companies controlled by affiliates, the estimated expenses per company is $20,000 a year and Accelerated has paid expenses of approximately $475,000 from 2008 through 2011in blank check expenses. It is anticipated that the Accelerated will recover its cost through the sale equity retained in the business combination once the business is successful and the necessary SEC requirements for share resale have been met. As of January 5, 2012, Mr. Neher or his affiliates purchased shares from the blank check companies when incorporated and in all cases have tender a certain number of shares back to companies in connection with the change of control. Mr. Neher or his affiliates have not engaged in the sale of securities before or after a business combination other than those securities owned and sold by the companies to complete the change of control (See “Prior Blank Check Company Experience on page 20)”.

Russell Mancuso
January 5, 2012

•
With a view toward disclosure, please tell us the extent of Accelerated Venture Partners LLC’s assets. Also tell us whether Accelerated Venture Partners LLC has substantial assets and operations other than that related to blank check companies of your affiliates.

COMPANY RESPONSE

Accelerated Venture Partners, LLC’s primary assets are restricted securities that our related to prior business combinations completed and the end value will depend on the success of the particular venture. Example; Oro East Mining (FKA Accelerated Acquisitions I), the business combination was completed July 2010 and has taken Oro East Mining fifteen months to prepare a $3 stock offering as filed in form S-1 on October 25, 2011. If successful, shares held by Accelerated could be valued at as much as $9 million dollars at a $3 stock price. With regards to the other companies listed in the “Prior Blank Check Company Experience” section there is no way to determine the end value of the securities held by Accelerated until the they move through the full registration process and begin trading. Accelerated also has several private companies that it incubated in order to evaluate management, technology and the viability of opportunities, none of who have entered into a business combination. Although, Accelerated has substantial equity in many individual private companies we have not been able to capitalize on the opportunities to date. The primary financing of Accelerated since August 2007 (inception) has come from the founder Timothy J. Neher.

The current difficult economic climate may affect…, page 10

7. Please clarify the basis for your belief that you “will have” capital that is sought by firms.
Also, with a view toward clarified disclosure, please provide us support for your belief that there are “numerous firms” seeking this capital. Trading of Securities in Secondary market, page 14

COMPANY RESPONSE

We have modified the disclosure on page 10, 14 and 16 for the current difficult economic climate. “Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex”.

Russell Mancuso
January 5, 2012

8. Please provide us your analysis of whether recent changes to exchange listing standards for reverse merger companies affect your disclosure here and throughout your document regarding the listing of your securities. See for example Release No. 34-65708 (November 8, 2011).

COMPANY RESPONSE

In the analysis of the additional listing requirement regarding Reverse Merger companies we have added disclosure on page 13 and 15 stating “The Nasdaq Stock Market, New York Stock Exchange and NYSE Amex have adopted additional initial listing requirements for companies that go public through a reverse merger or similar transaction (“Reverse Merger companies”) to become exchange listed. Specifically, the new requirements would prohibit a Reverse Merger company from listing its shares on all three major U.S. stock exchanges until:

•
The company (i) has completed a one-year pre-listing “seasoning period” by trading in the U.S. over-the-counter market or on another regulated U.S. or foreign exchange following the reverse merger and (ii) has timely filed all required reports with the SEC (essentially requiring at least one full fiscal year of the Reverse Merger company’s periodic reports, including a Form 10-K with audited historical financial statements), and

•
The company has maintained the requisite minimum share price ($4 in the case of Nasdaq and the New York Stock Exchange and $3 for NYSE Amex) in the over-the counter market for a sustained period, and also for at least 30 of the 60 trading days immediately prior to submitting its listing application and the exchange’s decision to approve the application for listing (to counter any temporary effect of artificial stock manipulation or a company’s reverse stock split).

     The additional  listing requirements would not apply to a Reverse Merger company’s listing application if (i) the listing is in connection with a firm commitment underwritten public offering providing gross proceeds to the company of at least $40 million or (ii) the reverse merger occurred five or more years before applying to list so that at least four annual reports on Form 10-K with audited historical financial information have been filed by the company with the SEC following the one-year trading period”.

Financial Information, page 15

9. Please clarify why you describe in this section transactions involving other Accelerated Acquisitions entities. If those transactions do not affect the registrant’s financial results or condition, please remove any implication to the contrary.

Russell Mancuso
January 5, 2012

COMPANY RESPONSE

We have removed the described transactions involving other Accelerated Acquisitions entities in the Financial Information section on page 15 as it is not relevant to the Company’s financial results or condition. The commission had requested this information be provided in this section in our prior blank check disclosures.

10. Please tell us when the compensation arrangements with your affiliates were negotiated relative to the time of the past acquisitions involving shell companies controlled by your affiliates.

COMPANY RESPONSE

The compensation arrangements (Consulting Services Agreements) with affiliates were discussed with the target companies prior to the change of control and executed on or after change of control and Mr. Neher had resigned as an officer of the companies and in all cases before the business combination changing the shell status.

11. Please disclose the date of incorporation of each shell company that you mention in your disclosure beginning on page 17 and the date that you filed a registration statement under the Exchange Act related to each such company. Also, clarify whether the disclosed transactions changed the registrant’s status as a shell company.

COMPANY RESPONSE

We have disclose the date of incorporation of each shell company that we mention in our disclosure and the date that we filed a registration statement under the Exchange Act related to each such company. The Company also clarified whether the disclosed transactions changed the registrant’s status as a shell company in the “Prior Blank Check Company Experience” section on page 27.

12. Please disclose the duration of the consulting and option agreements and the actual amounts paid and received under those agreements.

COMPANY RESPONSE

The Company disclosed the duration of the consulting and option agreements and the actual amounts paid and received under those agreements in the “Prior Blank Check Company Experience” section on page 27.

Russell Mancuso
January 5, 2012

13. Please tell us the nature of your affiliates’ disagreement regarding “management’s style/procedure of disclosing AAV information.”

COMPANY RESPONSE

The nature of our affiliates’ disagreement regarding “management’s style/procedure of disclosing AAV information was due to management’s lack of communication on a timely basis with Accelerated.

Accelerated Acquisition X, Inc…, page 19

14. We note your statement in the last paragraph on this page that “[f]ollowing the sale of common stock to the Purchaser, AAX was still seeking to achieve its objective of acquiring a target company or business.” However, we note Item 5.06 of the Form 8-K filed on March 18, 2011 by Accelerated Acquisition X, Inc. Please clarify.

COMPANY RESPONSE

We apologize for the oversight and have removed “following the sale of common stock to the Purchaser, AAX was still seeking to achieve its objective of acquiring a target company or business.”

Item 5. Directors and Executive Officers, page 25
15. We note your statement that Mr. Neher has been on the Board of Directors of Accelerated
Acquisition XII, Inc. since October of 2011. However, we note the Form 8-K filed by Accelerated Acquisition XII, Inc. on July 19, 2011. Please clarify.

COMPANY RESPONSE

We apologize for the oversight and have deleted that “Mr. Neher has been on the Board of Directors of Accelerated Acquisition XII, Inc. since October of 2011”.

16. Please revise to clarify the principal businesses of each of the entities named. If any of the entities do not have more than nominal assets or operations, please disclose this fact clearly.

COMPANY RESPONSE

We have modified the disclosure in Mr. Neher’s bio.

Russell Mancuso
January 5, 2012

Involvement in Certain Legal Proceedings, page 25

17. Refer to your reference in this section to five years. Please note the 10-year period addressed in Regulation S-K Item 401(f).

COMPANY RESPONSE

We have modified the disclosure in reference to five years to ten years.

18. Please clarify the purpose of the last sentence of the second paragraph. If you are intending to incorporate disclosure by reference, please tell us the authority in which you rely to do so.

COMPANY RESPONSE

We have removed the last sentence implying that we were intending to incorporate disclosure by reference.

19. Please tell us the filing date and file number of each Form S-1 mentioned in this section, other than the S-1s related to Accelerated Acquisitions I and Accelerated Acquisitions V.
Also reconcile your statements in the last sentence of the first paragraph on page 26 with the status of Accelerated Acquisitions II’s Forms 10-Q for its last two fiscal quarters.

COMPANY RESPONSE

We have modified the disclosure as to the S-1’s mentioned in this section and updated disclosure regarding Accelerated Acquisitions II.

20. With a view toward disclosure, please tell us about any attempted business combinations involving each shell company and the reasons that the business combination did not close.

COMPANY RESPONSE

Accelerated Venture Partners, LLC or its affiliates have not attempted business combinations involving any of the shell company that have not closed. Accelerated Venture Partners, LLC review many companies and in the evaluation of potential target companies tries ensure that the target company has the necessary cash resources to meet per determined obligations that may be different from time to time to become a public company and continue reporting as required by the SEC.  The financial capabilities of the target company have affected the decisions of a business combination for blank check companies.

Russell Mancuso
January 5, 2012

Conflicts of Interest, page 27

21. Describe how you determined the number of shell companies to form and the number of registration statements to file under the Exchange Act.

COMPANY RESPONSE

We have modified the disclosure stating that “There is no predetermined time or quantity of blank check companies that will be formed by Mr. Neher as this is generally dictated by perceived interest of companies wanting to consider a business combination”.

22. Refer to your disclosure here and throughout your filing regarding companies being “current on filings.” With a view toward balanced disclosure, please tell us whether all companies with which Mr. Neher is affiliated have filed all required reports with the Commission. Also tell us whether those companies timely file reports.

COMPANY RESPONSE

Regarding disclosure here and throughout our filing regarding companies being “current on filings.” With a view toward balanced disclosure throughout our filing regarding companies being “current on filings” and indicated whether blank check and other companies with which Mr. Neher is affiliated have filed all required reports with the Commission and indicated whether those companies timely file reports. Specifically, updated regarding the other reporting company Mr. Neher is affiliated with on page 8, 12, 24 and 31 stating that “Mr. Neher is also the Chief Executive Officer, President, Chief Financial Officer, Treasurer and a Director of Mikojo, Inc. a public reporting Internet search engine company that has not filed its Form 10K that was due September 30, 2011 or its form 10Q that was due November 15, 20011 with the SEC due to restructuring. Mikojo intends to have these filing filed on or before January 31, 2012. Mr. Neher has been affiliated with Mikojo since 2009”. And “Mr. Neher is also CEO of Mikojo Inc. a public company that has not filed its Form 10K that was due September 30, 2011 or its form 10Q that was due November 15, 20011 with the SEC due to restructuring and intends to have its filings current on or before January 31, 2012.

Russell Mancuso
January 5, 2012

In view of full disclosure, Mikojo, Inc. (never a blank check company) is in the process of restructuring its debt and share structure and has had lack of response regarding third party verifications for the 2011 yearend audit. Specifically, regarding a Note in the face amount of $1,250,000 payable to Computing Services Support Solutions, Inc. ("C3S") pursuant to the terms of an agreement dated as of September 22, 2008 by and between LOBIS, Inc. and C3S which Mikojo assumed.  Payments under the note and 2,600,000 shares of Mikojo common stock were conditioned on the Company completing a financing. The company did not meet the conditions within the contract and did not take control of the technology and therefore, does not have the obligation of the $1,250,000 or the 2,600,000 shares. Mikojo is in process on rectifying the current issues indentified and anticipated filing the past due filings mention above on or before January 31, 2012.

Item 6. Executive Compensation, page 27

23. Refer to your disclosure that you do not intend to pay compensation “until the consummation of an acquisition.” With a view toward clarified disclosure, please tell us:

•	the amount and nature of compensation you intend to pay when you make an acquisition,
•	the amount of compensation you or your officer, affiliates, or promoters were paid in connection with prior business combinations involving shell companies, and
•	how your officer, affiliates and promoters intend to profit from their involvement with this company.

COMPANY RESPONSE

We have modified the disclosure removing “until the consummation of an acquisition.” Our officer, affiliates, or promoters have not been paid any compensation by the blank checks described in this document for business combinations or by any other shell companies. It is anticipated that our officer, affiliates and promoters will recover cost and profit from the sale equity retained in the business combination once the business is successful and the necessary SEC requirements for share resale have been met.

Russell Mancuso
January 5, 2012

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher

ACCELERATED ACQUISITIONS XVI, INC.

By: /S/ Timothy J. Neher
Timothy J. Neher